                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)


                      FIDELITY NATIONAL FINANCIAL, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 316326-10-7
                        ------------------------------
                                (CUSIP Number)


     Frank P. Willey, Esq., President, Fidelity National Financial, Inc.
 17911 Von Karman Ave., Suite 500, Irvine, California 92714   (714) 622-5000
-------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               January 5, 1996
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


                              Page 1 of 12 Pages

                           Exhibit Index on Page 7

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                                 SCHEDULE 13D

CUSIP NO. 316326-10-7
          -----------

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Frank P. Willey
         ###-##-####

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                        (b) [ ]
         NOT APPLICABLE
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3  SEC USE ONLY

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4  SOURCE OF FUNDS

         NOT APPLICABLE
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

         NOT APPLICABLE
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

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 NUMBER OF     7  SOLE VOTING POWER
  SHARES           392,800 as of January 5, 1996
BENEFICIALLY   ---------------------------------------------------------------
 OWNED BY      8  SHARED VOTING POWER
  EACH             NONE
 REPORTING     ---------------------------------------------------------------
  PERSON       9  SOLE DISPOSITIVE POWER
   WITH            392,800 as of January 5, 1996
              ----------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                   NONE

------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        392,800 shares plus 100,837 shares in exercisable stock options as of January 5, 1996

------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

         NOT APPLICABLE
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.5% (excludes stock options) as of January 5, 1996

------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      IN

------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                              Page 2 of 12 Pages

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Item 1. (a)     Title of Class of Securities:

                   Common Stock     $.0001 Par Value

        (b)     Name of Issuer:

                   FIDELITY NATIONAL FINANCIAL, INC.

        (c)     Address of Issuer's Principal Executive Offices:

                   17911 Von Karman Avenue
                   Suite 500
                   Irvine, CA  92714

Item 2. (a)     Identity and Background of Reporting Person:

                   Frank P. Willey

        (b)     Business Address:

                   17911 Von Karman Avenue
                   Suite 500
                   Irvine, CA  92714

        (c)     Principal Occupation and Business Address:

                   President
                   FIDELITY NATIONAL FINANCIAL, INC.
                   17911 Von Karman Avenue
                   Suite 500
                   Irvine, CA  92714

        (d) Reporting Person has never been convicted in any criminal proceeding, excluding traffic violations.

        (e) Reporting Person has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein such a proceeding resulted in or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any



                              Page 3 of 12 Pages



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                violation with respect to such laws.

        (f)     Citizenship:

                                United States


Item 3. Source and Amount of Funds or Other Consideration: The transaction which subjected Reporting Person to this filing requirement occurred on January 5, 1996 wherein Reporting Person's ownership interest in Issuer was decreased to 3.5% of the issued and outstanding common stock of Issuer based on 11,138,575 shares outstanding as of November 10, 1995 as reported in the third quarter 10-Q filed on November 13, 1995, as a result of the sale to The William P. Foley, II and Carol J. Foley Irrevocable Trust dated June 3, 1992 by Reporting Person of 178,271 shares held by Reporting Person. Reporting Person sold
         178,271 shares at $16.20 per share totaling $2,887,990.

Item 4.  Purpose of Transaction:

         Reporting Person sold such shares as described above on January 5, 1996 to The William P. Foley, II and Carol J. Foley Irrevocable Trust dated June 3, 1992, and now owns 3.5% of the outstanding Common
         Stock of Fidelity National Financial, Inc.



                              Page 4 of 12 Pages

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Item 5.  Interest in Securities of the Issuer:

         (a) Amount Beneficially Owned:

                              392,800 plus 100,837 shares in
                              exercisable stock options as of
                              January 5, 1996

            Percent of Class:

                              Approx. 3.5% (excludes stock options)
                              as of January 5, 1996

         (b) Number of Shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:

                              392,800 shares

            (ii)  Shared power to vote or to direct the vote:

                              NONE

            (iii) Sole power to dispose or to direct the disposition:

                              392,800


            (iv)  Shared power to dispose or to direct the disposition of:

                              NONE

         (c) None, other than regularly reported purchases through the Fidelity National Financial, Inc. Employee Stock Purchase Plan.

         (d) NOT APPLICABLE

         (e) NOT APPLICABLE

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer:

            A copy of the Purchase Agreement, Promissory Note and Stock Pledge Agreement associated with and in support of the transaction which



                              Page 5 of 12 Pages
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                prompted this filing, were filed with the initial 13D as
                Exhibits "A", "B" and "C".

Item 7. Material filed as Exhibits in support of transaction prompting filing:

          Exhibit 99.1:  Stock Purchase Agreement Dated January 5, 1996.

Signature:

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 January 26, 1996
                                        -----------------------------------
                                                       Date

                                                  FRANK P. WILLEY
                                        -----------------------------------
                                                     Signature


                                        Frank P. Willey
                                        President
                                        -----------------------------------
                                                     Name/Title








                              Page 6 of 12 Pages
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                                EXHIBIT INDEX



        99.1    Stock Purchase Agreement                        Page 8




                              Page 7 of 12 Pages